SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CEL-SCI CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

150837408
(CUSIP Number)

October 8, 2013
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 150837408	13G	Page of 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,500,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		4,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.7634%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 150837408	13G	Page of 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,500,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		4,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.7634%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 150837408	13G	Page of 4 of 6 Pages

Item 1          (a).           Name of Issuer:

CEL-SCI Corporation

Item 1          (b).           Address of Issuer’s Principal Executive Offices:

8229 Boone Boulevard, Suite 802
Vienna, Virginia 22182

Item 2          (a).           Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2          (b).           Address of Principal Business Office or, if None, Residence:

i)  P. O. Box 32021 SMB, Admiral Financial Centre
     90 Fort Street
     Grand Cayman, Cayman Islands KY1-1208

ii)  120 Adelaide Street West, Suite 2601
      Toronto, Ontario M5H 1T1 Canada

Item 2          (c).           Citizenship:

i)  Cayman Islands
ii)  Ontario, Canada

Item 2          (d).           Title of Class of Securities:

Common Stock

Item 2          (e).                 CUSIP Number:
150837408

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

CUSIP No. 150837408	13G	Page of 5 of 6 Pages

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 4,500,000*

(b)	Percent of class: 8.7634%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,500,000*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,500,000*

*On October 8, 2013, the reporting persons purchased 2,500,000 common shares and 2,500,000 common share purchase warrants of the Issuer and immediately sold 500,000 common shares on October 8, 2013.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.                 Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 150837408	13G	Page of 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2013
(Date)

MMCAP International Inc. SPC

By: /s/ Matthew MacIsaac Matthew MacIsaac, Director

October 18, 2013
(Date)

MM Asset Management Inc.
By: /s/ Matthew MacIsaac Matthew MacIsaac, Secretarty